UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Applied Genetic Technologies Corporation

(Name of Subject Company)

Applied Genetic Technologies Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03820J 100

(CUSIP Number of Common Stock)

Susan B. Washer

President and Chief Executive Officer

Applied Genetic Technologies Corporation

14193 NW 119th Terrace, Suite 10

Alachua, Florida 32615

(386) 462-2204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stacie S. Aarestad	Hope R. D’Oyley-Gay
Ryan M. Rourke Reed	General Counsel
Foley Hoag LLP	Applied Genetic Technologies Corporation
155 Seaport Boulevard	One Kendall Square, 1400W, Suite 14102
Boston, MA 02110	Cambridge, MA 02139
(617) 832-1000	(617) 843-5728

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 26, 2022, by Applied Genetic Technologies Corporation (the “Company”), a Delaware corporation (together with the exhibits thereto and as it may be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Alliance Acquisition Sub Inc., a Delaware corporation (the “Purchaser”), a wholly-owned subsidiary of Alliance Holdco Limited, a private limited company organized under the laws of England and Wales (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company. The Offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on October 26, 2022, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (as it may be amended and supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and a form of the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

This supplemental information should be read in conjunction with Schedule 14D-9 in its entirety. The Company believes that no supplemental disclosures are required or necessary under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed within. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, the Company wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with the Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

All page reference used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from the supplemental disclosures. Capitalized terms used but not otherwise defined in this Amendment No. 3 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 3, except that such information is amended and supplemented to the extent specifically provided in this Amendment No.3.

Item 3.	Past Contacts, Transactions, Negotiations, and Agreements.

Item 3 of the Schedule 14D-9 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors and Affiliates—Future Arrangements” is hereby amended and supplemented by replacing the first paragraph with the following:

“It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. As of November 18, 2022, no post-closing compensation arrangements have been negotiated between any Continuing Employees, including the executive officers, and Parent. It is anticipated that any discussions regarding specific roles or opportunities will be deferred until closer to the anticipated timing for closing of the Merger.”

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph replaces the 40th paragraph under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger”:

“Of the 32 public companies and additional private companies contacted by MTS and the Company, 16 companies entered into confidential disclosure agreements (“CDAs”). None of the CDAs contained any stand-still provisions, “don’t ask, don’t waive” provisions or other provisions that would prohibit any such companies from making enhanced offers. From early April 2022 to late June 2022, Ms. Washer, Mr. Potter, and other members of the Company’s senior management met with representatives of these companies to provide a comprehensive overview of the Company, its R&D and manufacturing capabilities, and its pipeline, with an in-depth focus on the newly released XLRP and ACHM data.”

The following paragraph replaces the first paragraph under the heading “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Summary of Financial Analyses—Offer Price NPV Calculation”:

“For purposes of its review and analyses, MTS Securities assumed, at the direction of the Company and with its consent, that achievement of the conditions for each Milestone Payment will occur as and to the extent contemplated by the Projections and that the corresponding Milestone Payments will be paid to each holder of a CVR to the extent thereof. Based on this, MTS Securities calculated a net present value of the Offer Price of $0.34 per Share, plus the one (1) CVR to be received under the Merger Agreement equal to $0.49 per Share (which we refer to as the “Offer Price NPV”). The Offer Price NPV was calculated by adding (i) the $0.34 per Share in upfront cash consideration, plus (ii) $0.00 per Share for Milestone 1, based on a 0.0% probability of success based on the Projections as described below, plus (iii) $0.07 per Share for Milestone 2, based on a 60.0% probability of success as estimated by the Company management in the Projections and assuming a discount rate of 22.0% based on the Company’s estimated weighted average cost of capital as described below, plus (iv) $0.05 per Share for Milestone 3, based on a 45.0% probability of success as estimated by the Company management in the Projections and assuming a discount rate of 22.0% based on the Company’s estimated weighted average cost of capital as described below, plus (v) $0.04 per Share for Milestone 4, based on a 60.0% probability of success as estimated by the Company management in the Projections and assuming a discount rate of 22.0% based on the Company’s estimated weighted average cost of capital as described below. For the probability of success used for purposes of the calculation of the implied value of each of the payments for Milestone 1, Milestone 2, Milestone 3 and Milestone 4 for calculation of the Offer Price NPV, MTS Securities used the probability of success for the likelihood of occurrence of each such event as estimated by the Company management in the Projections. For further information on these probabilities of success, see “Certain Projected Information.”

The following paragraphs and table replace the second paragraph under the heading “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Summary of Financial Analyses—Offer Price NPV Calculation”:

“For purposes of estimating the Company’s weighted average cost of capital for purposes of calculating the Offer Price NPV, MTS Securities estimated a weighted average cost of capital for the Company of 22.0%, based on MTS Securities’ analysis from publicly available information of the cost of capital for certain publicly-traded gene therapy companies. Based on this criteria MTS Securities selected the following companies:

•	MeiraGTx Holdings plc

•	Voyager Therapeutics, Inc.

•	Gensight Biologics

•	Adverum Biotechnologies, Inc.

•	Solid Biosciences Inc.

•	Abeona Therapeutics Inc.

•	AVROBIO, Inc.

Although none of the selected companies is directly comparable to the Company, MTS Securities included these companies in its determination of the Company’s estimated weighted average cost of capital because they are publicly-traded companies with certain characteristics that, for purposes of analysis, may be considered similar to certain characteristics of the Company.

For the purposes of estimating the Company’s weighted average cost of capital, for the selected group of companies, MTS Securities utilized the following metrics based on publicly available information as of October 10, 2022:

Company	Closing Share Price	Implied Equity Value ($ million)	Total Implied Capitalization ($ million)(1)	Total Debt and Minority Interest / Total Implied Capitalization	Assumed Tax Rate	Levered Beta
MeiraGTx Holding plc	$7.71	$345	$345	0.0%	0.0%	1.47
Voyager Therapeutics, Inc.	$6.10	$237	$237	0.0%	26.0%	0.92
GenSight Biologics	$3.52	$163	$178	8.8%	26.5%	1.96
Adverum Biotechnologies, Inc.	$0.93	$92	$92	0.0%	26.0%	0.97
Solid Biosciences Inc.	$0.46	$52	$52	0.0%	26.0%	1.32
Abeona Therapeutics Inc.	$4.95	$29	$29	0.0%	26.0%	1.75
AVROBIO, Inc.	$0.63	$28	$43	35.2%	26.0%	1.64
Median				0.0%

(1)	Calculated as implied equity value, plus debt and minority interest per publicly available data.

Using these metrics, MTS Securities calculated the implied median unlevered beta for this selected group of companies and utilized other assumptions, as detailed below, based on publicly available information and industry publications, including by Kroll, Inc., to calculate an implied cost of equity. These assumptions for the implied cost of equity included an assumed normalized risk-free rate equal to 3.5%, an assumed equity market risk premium of 5.5% and an assumed premium based on the Company’s size relative to peers equal to 11.2%, in each case based on observed market indices.

Furthermore, MTS assumed an implied median total debt to total capital ratio of 0.0% and attributed 100% of the weighted average cost of capital to the implied cost of equity.

Based on these calculations, MTS Securities calculated an estimated average weighted average cost of capital for the Company of 22.0%.”

The following paragraph replaces the fifth paragraph under the heading “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Miscellaneous”:

“MTS served as a financial advisor and joint book-running manager in the Company’s equity offering in January 2021, for which it received a fee equal to $1.34 million. Except as noted above, neither MTS Securities nor MTS has had a material relationship with, or otherwise received fees from, the Company or Parent (which for these purposes includes Syncona, Syncona Portfolio or Syncona Investment) or any other parties to the Merger Agreement or the CVR Agreement during the two years preceding the date of the MTS Opinion. MTS, MTS Securities and their affiliates may seek to provide investment banking or financial advisory services to the Company and Parent and/or certain of their respective affiliates in the future and would expect to receive fees for the rendering of any such services.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2022	APPLIED GENETIC TECHNOLOGIES CORPORATION

	By:	/s/ Susan B. Washer
	Name:	Susan B. Washer
	Title:	President and Chief Executive Officer

4